PROPOSED RESOLUTIONS PRESENTED AT THE EXTRAORDINARY GENERAL MEETING

FIRST RESOLUTION

Authorization to be granted to the Board of Directors for issue of a maximum number of three million (3,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS) with preferential subscription rights for shareholders; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of the French Commercial Code, in particular Article L 225-129-2 thereof:

1.	Delegates to the Board of Directors, its powers for deciding, at its sole discretion, on one or more occasions, in the proportion and at the time of its choice, a maximum of three million (3,000,000) new ordinary shares, in the form of American Depositary Shares (ADS) to be fully paid up in cash or being offset against debt owed by the Company (“paiement par compensation de créance”).

2.	Decides that the subscription price for the issue of the shares to be issued pursuant to this resolution shall be determined by the Board based on the Company’s share price; this subscription price shall be equal to the average of the opening trading prices for the shares, in the form of ADS, on the NASDAQ Global Market, during the twenty trading days preceding the date of the Board of Directors’ decision setting the opening date for the period of subscription to a share capital increase performed on the basis of this first resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors within the aforementioned limit.

3.	Decides that the maximum nominal amount of capital increase which may be realized, immediately or overtime, under the present decision, is EUR 365,880, representing the issuance of three million (3,000,000) ordinary shares of a nominal value of EUR 0.12196;

This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

This global cap will be included in the amount of the total cap provided for in the fourth resolution of this General Shareholders’ Meeting.

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4.	Decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting.

5.	Should the Board of Directors use the delegation provided for in this resolution:

(a)	Decides that the issue(s) shall be reserved by preference to the shareholders, who shall have irreducible subscription rights in proportion to existing shareholdings (“souscriptions à titre irreductible”),

(b)	Decides that the Board of Directors may grant shareholders secondary priority rights (“souscriptions à titre réductible”) to be exercised in proportion to their rights and up to the amounts requested by them,

6.	Decides that, where shareholders’ irreducible subscription rights (“souscriptions à titre irreductible”), and where applicable, shareholders’ secondary priority rights (“souscriptions à titre réductible”), do not absorb the entire issue of shares, the Board of Directors may, in the order that it deems appropriate, and in accordance with the law, either (i) limit the issue to the amount of subscriptions received, provided that at least three-quarters of the decided issue is subscribed, or (ii) freely allocate some or all of the shares that have not been subscribed. Decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in this resolution and by law, and in particular:

(a)	set the terms and conditions of issuance, subscription and vesting of such shares, within the limits set forth in this resolution,

(b)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(c)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(d)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the shareholders’ subscription rights pertaining to the existing shares, as well as the ADS relating to the new shares, and

(e)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

7.	Acknowledges that the Board of Directors, when it uses this authorization, will provide a supplementary report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest.

8.	Acknowledges that the delegation provided for in this resolution cancels and supersedes any and all previous delegations having the same purpose.

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SECOND RESOLUTION

Authorization to be granted to the Board of Directors for issue of a maximum number of fifteen million (15,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), with removal of the shareholders’ preferential subscription right and reserved for a category of persons defined by the third resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of the French Commercial Code, in particular Articles L225-129, L.225-129-2, L.225-138 and seq. thereof:

1.	Delegates to the Board of Directors, its powers for deciding, at its sole discretion, on one or more occasions, in the proportion and at the time of its choice, a maximum of fifteen million (15,000,000) new ordinary shares, in the form of American Depositary Shares (ADS) to be fully paid up in cash or being offset against debt owed by the Company (paiement par compensation de créance).

2.	Decides to remove the shareholders’ preferential subscription right in relation to the capital increase(s) realized under this resolution for the benefit of the category of persons defined by the third resolution below.

3.	Decides that the subscription price for the issue of the shares to be issued pursuant to this resolution shall be determined by the Board based on the Company’s share price; this subscription price shall be equal to the average of the opening trading prices for the shares , in the form of ADS, on the NASDAQ Global Market, during the twenty trading days preceding the date of the Board of Directors’ decision setting the opening date for the period of subscription to a share capital increase performed on the basis of this second resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors within the aforementioned limit.

4.	Decides that the maximum nominal amount of capital increase which may be realized, immediately or overtime, under the present decision, is EUR 1,829,400 representing the issuance of fifteen million (15,000,000) ordinary shares of a nominal value of EUR0.12196;

This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

This global cap will be included in the amount of the total cap provided for in the fourth resolution of this General Shareholders’ Meeting.

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5.	Decides that where subscriptions do not absorb the entire issue of shares, the Board of Directors may, in the order that it deems appropriate, and in accordance with the law, either (i) limit the issue to the amount of subscriptions received, provided that at least three-quarters of the decided issue is subscribed, or (ii) freely allocate some or all of the shares that have not been subscribed.

6.	Decides that the Reserved Shares will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation;

7.	Decides that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting;

8.	Decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in the present resolution and by law, and in particular:

(a)	set the terms and conditions of issuance, subscription and vesting of such Reserved Shares, within the limits laid down by this general meeting of shareholders,

(b)	determine the beneficiaries of such Reserved Shares amongst the category defined by the third resolution and the number of ordinary shares to be issued,

(c)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(d)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(e)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon issuance of any Reserved Shares, and

(f)	to take all steps and to carry out all formalities that are useful in connection with the issues of shares performed under this resolution.

9.	Acknowledges that the Board of Directors, when it uses this authorization, will provide a supplementary report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a supplementary report will be also issued by the Statutory Auditors.

10.	Acknowledges that the delegation provided for in this resolution cancels and supersedes any and all previous delegations having the same purpose.

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THIRD RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increases performed under the delegation set forth in the second resolution to the benefit of a category of persons consisting of any financial management company, or investment fund managed by a financial management company, with at least EUR 35,000,000 in total assets under management, and any company or entity (including holding company) which invest in listed or unlisted mid-size companies as part of its regular business.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of the French Commercial Code, in particular Articles L.225-129, L.225-129-2, L.225-132 and L.225-138:

1.	Decides to cancel the preferential right of subscription attributed to the shareholders to the shares which could be issued under the second resolution of the General Shareholders Meeting and to reserve the subscription of such shares, to the following category of beneficiaries: financial management company, or investment fund managed by a financial management company, with at least EUR 35,000,000 in total assets under management, and any company or entity (including holding company) which invest in listed or unlisted mid-size companies as part of its regular business.

2.	Grants the Board of Directors all necessary powers to determine the beneficiaries amongst the category defined by this resolution and the exact number of shares to be issued, up to the limit of the nominal amount set forth in the second resolution.

FOURTH RESOLUTION

Limitation of the total number of shares to be issued pursuant to the first and second resolutions to fifteen million (15,000,000) shares.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of Articles L.225-129, L.225-129-2, L.225-132 and L.225-138 of the French Commercial Code:

Authorized that the maximum number of shares that the Board of Directors may issue pursuant to the first and second resolutions shall be limited to fifteen million (15,000,000) ordinary shares.

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This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

FIFTH RESOLUTION

Authorization to be granted to the Board of Directors for issue of a maximum number of two million (2,000,000) ordinary shares of a nominal value of EUR 0.12196, in the form of American Depositary Shares (ADS), with removal of the shareholders’ preferential subscription rights and reserved for a category of persons defined by the sixth resolution; authorization to be granted to the Board of Directors for carrying out the resulting capital increases.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of the French Commercial Code, in particular Articles L225-129, L.225-129-2, L.225-138 and seq. thereof,

1.	Delegates to the Board of Directors its powers for deciding, at its sole discretion, on one or more occasions, in the proportion and at the time of its choice, a maximum of two million (2,000,000) new ordinary shares, in the form of American Depositary Shares (ADS) to be fully paid up in cash or being offset against debt owed by the Company (paiement par compensation de créance).

2.	Decides to remove the shareholders’ preferential subscription rights in relation to the capital increase(s) realized under this resolution for the benefit of the category of persons defined by the sixth resolution below.

3.	Decides that the subscription price for the issue of the shares to be issued pursuant to this resolution shall be determined by the Board based on the Company’s share price; this subscription price shall be equal to the average of the opening trading prices for the shares, in the form of ADS, on the NASDAQ Global Market, during the twenty trading days preceding the date of the Board of Directors’ decision setting the opening date for the period of subscription to a share capital increase performed on the basis of this fifth resolution, with the possibility of reducing this average by a maximum discount of 20%; the amount of this discount shall be determined by the Board of Directors within the aforementioned limit.

4.	Decides that the maximum nominal amount of capital increase which may be realized, immediately or overtime, under the present decision, is EUR 243,920, representing the issuance of two million (2,000,000) ordinary shares of a nominal value of EUR 0.12196;

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This global cap includes the nominal amount of the ordinary shares to be issued in order to maintain the rights of the holders of securities conferring access to the share capital of the Company, in accordance with the law and with any applicable contractual provisions providing for other cases of adjustment.

This global cap is independent from all the other caps provided for in the other resolutions of this Shareholders' Meeting, including the cap provided for in the fourth resolution.

5.	Decides that where subscriptions do not absorb the entire issue of shares, the Board of Directors may, in the order that it deems appropriate, and in accordance with the law, either (i) limit the issue to the amount of subscriptions received, provided that at least three-quarters of the decided issue is subscribed, or (ii) freely allocate some or all of the shares that have not been subscribed.

6.	Decides that the Reserved Shares will be subject to all the provisions of the bylaws of the Company and will carry distribution rights from the date of their creation;

7.	Decides that this authorization is granted for a term of eighteen (18) months starting from the date of this General Shareholders’ Meeting;

8.	Decides to grant the Board of Directors all necessary powers to implement this decision under the terms and conditions set forth in the present resolution and by law, and in particular:

(a)	set the terms and conditions of issuance, subscription and vesting of such Reserved Shares, within the limits laid down by this general meeting of shareholders,

(b)	determine the beneficiaries of such Reserved Shares amongst the category defined by the sixth resolution and the number of ordinary shares to be issued,

(c)	to record the number of shares issued, to carry out the formalities resulting from the corresponding capital increases and to make the related modifications of the articles of association,

(d)	deduct from the “issuance premiums” account the amount of the expenses relating to these share capital increases and charge, if it deems fit, on this account the necessary amounts to increase the legal reserve to one tenth of the new share capital after each issuance,

(e)	to prepare and file, with assistance from the Company’s officers and outside advisors, a registration statement with the United States Securities and Exchange Commission to register the ADS to be issued upon issuance of any Reserved Shares, and

(f)	to take all steps and to carry out all formalities that are useful in connection with the present issuance.

9.	Acknowledges that the Board of Directors, when it uses this authorization, will provide a supplementary report to the next General Meeting which indicates the final terms and conditions of the operation; such report will be put at the shareholders' disposal at the company's head office within fifteen (15) days following the meeting of the Board of Directors at the latest; a supplementary report will be also issued by the Statutory Auditors.

10.	Acknowledges that the delegation provided for in this resolution cancels and supersedes any and all previous delegations having the same purpose.

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SIXTH RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the fifth resolution to the benefit of a category of persons consisting of any public or private company engaged in the manufacture, sale, marketing and/or distribution of pharmaceutical products or active pharmaceutical ingredients.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of Articles L.225-129, L.225-129-2, L.225-132 and L.225-138 of the French Commercial Code,

1.	Decides to cancel the preferential right of subscription attributed to the shareholders to the shares which could be issued under the fifth resolution of the General Shareholders Meeting and to reserve the subscription of such shares, to the following category of beneficiaries: any public or private company engaged in the manufacture, sale, marketing and/or distribution of pharmaceutical products or active pharmaceutical ingredients.

2.	Grants the Board of Directors all necessary powers to determine the beneficiaries amongst the category defined by this resolution and the exact number of shares to be issued, up to the limit of the nominal amount set forth in the fifth resolution.

SEVENTH RESOLUTION

Authorization to be granted to the Board of Directors to increase the share capital by issuing of shares reserved for the members of a company savings plan established in application of Articles L.3332-18 et seq. of the French Labor Code.

The General Shareholders' Meeting, voting under the quorum and majority requirements for extraordinary general meetings,

After having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, acknowledging that the share capital of the Company is fully paid up, and

In accordance with the provisions of Articles L.225-129-6 and L.225-138-1 of the French Commercial Code and Article L.3332-18 et seq. of the French Labor Code,

1.	Authorizes the Board of Directors to carry out, on one or more occasions, on its own resolution, an increase of the share capital, through the issuance of shares reserved, directly or through an Employee Profit Sharing FCP (“Plan Epargne entreprise”), to members of a company sponsored saving plan, as provided for in Article L.3332-1 et seq. of the Labor Code, for employees of the Company or its affiliates, as defined under Article L.225.180 of the French Commercial Code, who shall meet additional criteria to be defined by the Board, if any (the “Group Employees”);

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2.	Decides that this authorization is granted for a term of twenty-six (26) months starting from the date of this General Shareholders’ Meeting;

3.	Decides to set at 1% of the share capital, as of the date of this meeting, the issuance of shares that could result from the use of this authorization.

4.	Decides that the subscription price per share for the shares to be issued in accordance with this authorization shall be determined by the Board of Directors in accordance with Article L.3332-20 of the French Labor Code;

5.	Decides to grant the Board of Directors with all powers necessary to implement this resolution in accordance with applicable laws and regulations, and subject to the limitations and conditions specified above;

6.	Acknowledges that, in the event the Board uses this authorization, it shall so inform the next ordinary general meeting of the shareholders of the operations in accordance with applicable laws and regulations.

EIGHTH RESOLUTION

Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the seventh resolution to the benefit of a category of persons consisting of employees of the Company.

The General Shareholders' Meeting, after having heard a reading of the Board of Directors' report and Statutory Auditor’s special report, decides to cancel, to the benefit of those Group Employees (as defined above), the preferential subscription rights of the shareholders to the shares to be issued under the seventh resolution.

NINTH RESOLUTION

Powers for formalities.

The General Shareholders’ Meeting grants a power of attorney to the bearer of an original, an extract or a copy hereof, in order to effect all publication, filing and other formalities required by law.

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REVIEW OF THE COMPANY’S BUSINESS OPERATIONS SINCE EARLY 2013

The Company continues to pursue a strategy whereby three distinctive sources of revenue covering the short term, the mid-term and the long term will be pursued as opposed to one source of revenue from collaborative agreements, as was the case few years ago.

We pursue the development of our own products in order to allow the Company to blend novel, high-value internally developed products with its leading drug delivery capabilities and to commercialize niche branded and generic pharmaceutical products in the U.S.

As of the end of September the Company has continued to pursue the change in its business model, creating a specialty pharma company with the ability to identify, develop, and partner its own products. The Company has continued to work on building its share of the neostigmine market, but will not enjoy the full benefit until the FDA removes unapproved products from the market. At the end of 2013 the Company negotiated and completed a $15M line of credit with one of its largest shareholders, Broadfin. The Company continues to move forward with its plans for both short-term and long-term revenue opportunities maintaining its investment in R&D.

Overview of Products portfolio

On May 31, 2013, the U.S. Food and Drug Administration (FDA) approved the company's New Drug Application (NDA) for Bloxiverz™ (neostigmine methylsulfate), a drug used intravenously in the operating room for the reversal of the effects of non-depolarizing neuromuscular blocking agents after surgery. Our subsidiary, Eclat Pharmaceuticals is working to place product into the marketplace and informing clinical staff, hospital risk managers and Group Purchasing Organizations (GPOs) to make them aware of availability of the first FDA-approved version of neostigmine sulfate.

On September 2013, the US Food and Drug Administration (FDA) accepted for review the Company's second new drug application (NDA). Flamel has received a Prescription Drug User Fee Act (PDUFA) date, the target date for the FDA to complete its review of the NDA, of April 28, 2014. For competitive reasons, the Company has decided not to identify the product at this time, but intends to provide additional information at a later date.

As a part of its R&D program, Flamel has completed preclinical studies with its proprietary extended release Medusa hGH XL product which utilizes Flamel's Medusa technology applied to recombinant human growth hormone (rhGH). Flamel's study data provided significant evidence to move this proprietary drug forward into a human clinical trial in 2014 with once weekly dosing.

We will continue to push forward on additional NDA filings out of the Éclat portfolio and on development of additional, innovative drugs that employ Flamel's proprietary platform of technologies. Greater research and development spending on these new product efforts is designed to build Flamel's near-term and mid-term pipeline and potential revenues. In addition, we continue to explore development, supply and licensing opportunities for our five drug delivery platforms with third parties, but will not rely completely on those partnerships to create revenue and profit opportunities. The Company anticipates additional NDA submissions in 2014.

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Financial operations

We completed a debt financing in February 2013 to support the development, regulatory approval and, if approved, commercial launch, of products currently under development. The Company received funding of $15 million in relation to a Facility and Royalty agreement signed through its wholly owned subsidiary Flamel US Holdings, Inc, with Deerfield Capital Management, a current Flamel shareholder.

In December 2013, Flamel established a USD $15.0 million secured line of credit with Broadfin Capital, a current Flamel shareholder. The $15.0 million credit facility can be drawn in three tranches of $5.0 million each. The Company will draw $5.0 million initially and can draw up to two additional $5.0 million tranches prior to August 15, 2014, subject to satisfaction of funding conditions. This flexible line of credit from Broadfin Capital, drawn only as needed, will be used by Flamel to advance our extensive R&D portfolio in both the U.S. and France and our launch of Bloxiverz across the US, especially as we await potential FDA action on the status of unapproved versions of neostigmine that are still on the market.

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FIVE-YEAR FINANCIAL SUMMARY

Since the results of Fiscal year ending December 31, 2013 are unaudited, you will find below the table of earning for the period since 2008 to 2012.

	FLAMEL TECHNOLOGIES -	December 31, 2012

	FINANCIAL RESULTS OF LAST FIVE YEARS

						In euros

		12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012

a)	Share Capital	2,951,947	2,968,824	3,005,783	3,044,396	3,099,662

b)	Number of Ordinary Shares	24,205,350	24,342,600	24,645,650	24,962,250	25,415,400

c)	Number of Preference Shares

d)	Maximum number of shares to be issued by :
	- Bond Issue
	- Exercise of Stock Options and Warrants and issue of Free Shares	3,725,357	4,341,840	4,370,990	4,481,640	7,723,140

	SHARE CAPITAL

a)	Revenues	23,781,681.19	36,521,247.22	25,324,364.68	22,503,580.78	17,183,940.00

b)	Income before taxes, depreciation and provisions	(7,378,250.04)	1,218,053.54	(9,477,166.03)	(7,856,268.36)	(14,124,502.34)

c)	Income Tax (Tax Credit)	(4,663,240.07)	(4,742,258.00)	(5,720,673.00)	(4,931,445.00)	(5,067,856.00)

d)	Employee's Profit-Sharing

e)	Income after taxes, profit sharing, depreciation and provisions	(5,226,231.48)	1,270,699.14	(7,158,443.00)	(6,647,651.00)	(12,315,766.04)

f)	Profit Distribution

	ANNUAL OPERATIONS AND EARNINGS

a)	Income after tax and profit sharing and before depreciation and provisions	(0.11)	0.24	(0.15)	(0.12)	(0.36)

b)	Income after tax, profit-sharing, depreciation and provisions	(0.22)	0.05	(0.29)	(0.27)	(0.48)

c)	Dividend per share

	EARNINGS PER SHARE

a)	Average number of employees	285	299	301	278	243

b)	Payroll Costs	11,678,122.25	12,155,475.20	12,888,143.45	11,817,905.34	12,037,122.88

c)	Social tax costs	5,278,445.72	5,634,990.17	5,991,371.53	5,398,852.98	5,400,517.43

	PERSONNEL COSTS

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Flamel Technologies S.A.

French public limited-liability company, with a Board of Directors (société anonyme avec Conseil d’administration) with share capital of €3,123,700.00

Registered office: 33 avenue du Dr Georges Lévy – 69693 VENISSIEUX Cedex - France

Telephone: +33 (0)472 783 434

Registered with the Lyon Trade and Companies Registry under number 379 001 530

Website: www.flamel.com

Documents and information referred to in article R. 225-81 du Code de commerce.

This English version has been prepared for the convenience of English language readers.

It is a translation of the original French Document d’Assemblée Générale prepared for the Extraordinary General Meeting.

It is intended for general information only and in case of doubt the French original shall prevail.

Flamel Technologies S.A. I Flamel.com